UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 001-04307

Husky Energy Inc.
(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On February 28, 2011 Husky Energy Inc. issued a press release announcing that its shareholders voted 82 percent in favor of an amendment to the corporation’s articles, which will allow shareholders to accept dividends in cash or in common shares. The amendment was approved February 28, 2011at a Special Meeting of Shareholders in Calgary.  The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James D. Girgulis
Name: James D. Girgulis
Title: Vice President, Legal & Corporate Secretary

Date: March 1, 2011

Exhibit A

Husky Energy Shareholders Approve Changes to Dividend Policy

Calgary, Alberta (Feb. 28, 2011) – Husky Energy Inc. is pleased to announce that shareholders have voted 82 percent in favor of an amendment to the corporation’s articles, which will allow shareholders to accept dividends in cash or in common shares. The amendment was approved today at a Special Meeting of Shareholders in Calgary.

In addition, shareholders have approved an amendment allowing the issuance of preferred shares, to provide the Company with greater flexibility with respect to future financing arrangements.

Shareholders who will accept dividends in the form of common shares are instructed to inform Husky’s transfer agent, Computershare, via written notice in prescribed form on or before March 16, 2011.  A link to an electronic copy of the Stock Dividend Confirmation Notice is available on the Company’s website at www.huskyenergy.com. If no written notice in the prescribed form is submitted and received by the transfer agent, shareholders will continue to receive dividends paid in cash.

Husky Energy is an integrated energy company headquartered in Calgary, Alberta, Canada. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com.

For further information, please contact: Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Graham White Corporate Communications Husky Energy Inc. 403-298-7088